                                                Filed Pursuant to Rule 424(b)(5)
                                                              File No. 333-55937
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+The information in this prospectus supplement and the related prospectus is + +not complete and may be changed. An effective registration statement relating +
+to these securities has been filed with the Securities and Exchange           +
+Commission. This prospectus supplement, together with the related prospectus, + +is not an offer to sell these securities and it is not soliciting an offer to + +buy these securities in any state where the offer or sale is not permitted. +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
                 Subject to Completion. Dated February 2, 2000.

            Prospectus Supplement to Prospectus Dated May 14, 1999.


[Providian Financial Corp Logo]   $


                        Providian Financial Corporation
                         % Senior Notes due        , 20

                                  -----------

    We will pay interest on the senior notes on     and     of each year. The
first such payment will be made on    , 2000. The senior notes will be issued
only in denominations of $1,000 and integral multiples of $1,000.

                                  -----------

    The senior notes are not savings accounts, deposits or other obligations of a bank. The senior notes are not guaranteed by any bank and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

    Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement or the attached prospectus. Any representation to the contrary is a criminal offense.

                                  -----------

                                                                 Per Note Total
                                                                 -------- -----
Initial public offering price...................................     %    $
Underwriting discount...........................................     %    $
Proceeds, before expenses, to us................................     %    $

    The initial public offering price set forth above does not include accrued interest, if any. Interest on the senior notes will accrue from February , 2000 and must be paid by the purchaser if the senior notes are delivered after February , 2000.

                                  -----------

    The underwriter expects to deliver the senior notes in book-entry form only through the facilities of The Depository Trust Company against payment in New York, New York on February , 2000.

                              Goldman, Sachs & Co.

                                  -----------

                 Prospectus Supplement dated February   , 2000.

                      [THIS PAGE INTENTIONALLY LEFT BLANK]

                        ABOUT THIS PROSPECTUS SUPPLEMENT

     This prospectus supplement sets forth certain terms of the       % Senior
Notes due                  , 20    (which are referred to in this document as
the senior notes) and supplements the prospectus that is attached to the back of this prospectus supplement. This prospectus supplement supersedes the prospectus to the extent it contains information that is different from the information in the prospectus.

     It is important for you to read and consider all information contained in this prospectus supplement, the attached prospectus and the documents identified in "Where You Can Find More Information" in the attached prospectus before making your investment decision.

     In this prospectus supplement, the terms "Providian Financial," the "Company," "we," "us" and "our" mean Providian Financial Corporation and, where relevant, its wholly owned subsidiaries.

                        PROVIDIAN FINANCIAL CORPORATION

General

     The Company, based in San Francisco, California, was incorporated in Delaware in 1984 under the name First Deposit Corporation. The name of the Company was changed from First Deposit Corporation to Providian Bancorp, Inc. in 1994 and to Providian Financial Corporation in 1997. The Company conducted its operations as a wholly owned subsidiary of Providian Corporation until June 10, 1997, when all of the then outstanding shares of common stock of the Company were spun off to the stockholders of Providian Corporation. The Company is listed on the New York Stock Exchange and the Pacific Exchange under the symbol PVN.

     The Company, operating through its subsidiaries, is a provider of lending and deposit products to customers nationwide and offers credit cards in the United Kingdom. The Company serves a diversified market with loan products that include credit cards, home equity loans, secured cards, and membership services. The Company also offers various deposit products. With over $23 billion in assets under management and over 12 million customers, as of December 31, 1999 the Company ranked as the sixth largest bankcard issuer in the United States.

Organizational Structure

     The Company conducts its business through its wholly owned subsidiaries. Each subsidiary performs a particular role in support of the business, depending in part on the powers granted to it by its chartering regulator or state of incorporation. However, the Company's various business areas are generally operated in a consolidated manner among the different legal entities. Since the Company is a holding company and generally does not independently engage in any businesses, the source of funds for payment on the senior notes currently is almost entirely limited to those funds that are available to the Company from its subsidiaries. The Company's right to participate as a stockholder in any distribution of assets of any subsidiary upon its liquidation or reorganization or winding-up (and thus the ability of holders of the senior notes to benefit, as creditors of the Company, from such distribution) is subject to the prior claims of creditors of any such subsidiary. Providian National Bank (PNB) and Providian Bank (PB) are subject to claims by creditors for long-term and short-term debt obligations, including deposit liabilities, obligations for federal funds purchased and securities sold under repurchase agreements. There are also various legal limitations on the extent to which PNB, PB and other subsidiaries may pay dividends or otherwise supply funds to the Company or its affiliates. See "--Regulatory Matters" herein.

     The Company operates principally through the following wholly owned subsidiaries:

     . Providian National Bank, headquartered in Tilton, New Hampshire, is a national banking association organized under the laws of the United States and is a member of the Federal Deposit Insurance Corporation (the
        FDIC).

     . Providian Bank, headquartered in Salt Lake City, Utah, is an industrial loan corporation organized under the laws of Utah and is a member of the FDIC.

     . Providian Bancorp Services, headquartered in San Francisco, California, provides legal and human resources support, accounting and finance services, data processing, loan and deposit processing, customer service, collections, and related services for its affiliates on a cost reimbursement basis.

Regulatory Matters

     The following discussion describes the regulatory framework applicable to the Company and its subsidiaries. This regulatory framework is intended primarily for the protection of depositors and the federal deposit insurance funds and not for the protection of holders of the senior notes. Certain of these regulations restrict the ability of the Company to obtain funds from its regulated subsidiaries and thus could impact the Company's ability to pay principal and interest on the senior notes. To the extent that the following information describes statutory and regulatory provisions, it is qualified in its entirety by reference to those provisions. A change in the statutes, regulations or regulatory policies applicable to the Company or its subsidiaries may have a material effect on the business of the Company.

General Status

     As a national bank, PNB is subject to regulation by its primary regulator, the Office of the Comptroller of the Currency (the Comptroller). The deposits of PNB are insured up to applicable limits by the Bank Insurance Fund (the BIF) of the FDIC. Accordingly, PNB is subject to assessment for deposit insurance premiums and is subject to certain regulations of the FDIC. As a member of the Federal Reserve System, PNB is also subject to regulation by the Board of Governors of the Federal Reserve System (the Federal Reserve Board).

     The operations of PNB's international branch in London, England are subject to regulation and supervision by the Financial Services Authority of the United Kingdom and the Comptroller.

     As an FDIC-insured Utah industrial loan corporation that is not a member of the Federal Reserve System, PB is subject to regulation by its primary federal regulator, the FDIC, and by the Utah Department of Financial Institutions. The deposits of PB are insured up to applicable limits by the BIF. Accordingly, PB is subject to assessment for deposit insurance premiums and is subject to certain regulations of the FDIC. PB is also subject to limited regulation by the Federal Reserve Board with respect to reserves it must maintain against its transaction accounts and certain other deposits.

Holding Company Status

     Although the Company is the holding company of PNB and PB, it is not required to register as a bank holding company under the Bank Holding Company Act of 1956, as amended (the BHCA). PNB is a national banking association, but prior to 1987 it was not a "bank" under the BHCA, because it did not both accept demand deposits and make commercial loans. PNB is a "bank" under the BHCA, as amended by the Competitive Equality Banking Act of 1987 (CEBA), which revised the definition of "bank" to include generally all FDIC-insured institutions. However, CEBA allowed companies that owned "nonbank banks" on March 5, 1987 to retain ownership of those nonbank banks without registering as a bank holding company, subject to certain restrictions. These restrictions included prohibitions on new activities and on affiliate overdrafts and limitations on PNB's ability to cross-market its products and services with products and services of its affiliates. PB is not a "bank" as defined in the BHCA because it qualifies for an exemption under CEBA as an industrial loan corporation organized under the laws of Utah and was acquired by the Company on or before August 10, 1987.

     The CEBA restrictions were liberalized by the Gramm-Leach-Bliley Act of 1999 (the GLB Act). Under the GLB Act, PNB will be permitted to engage in new activities that were not permitted under CEBA, so long as it does not both accept demand deposits and make commercial loans. The GLB Act also eased CEBA restrictions on PNB's ability to incur overdrafts on behalf of affiliates and eliminated CEBA limitations on PNB's ability to cross-market its products and services with the products and services of its affiliates. In addition, the GLB Act increased the Company's ability to acquire the assets of additional insured depository institutions, effectively eliminating the CEBA restriction that prevented the Company from acquiring more than 5% of the assets of another insured depository institution. In order to preserve its grandfather rights under CEBA, however, the Company still can not acquire control over another insured depository institution (excluding exempt institutions such as credit card banks). See "--Legislative Developments" below.

     The Company could be required to register as a bank holding company under the BHCA if PNB ceases to observe the CEBA restrictions as modified by the GLB Act or if the Company or any of its affiliates acquires control over an additional insured depository institution (excluding exempt institutions such as credit card banks). If the Company were required to register as a bank holding company, it would be subject to the restrictions set forth in the BHCA, which, among other things, would limit the Company's activities to those deemed by the Federal Reserve Board to be closely related to banking and a proper incident thereto. These BHCA restrictions, if they were to apply to the Company, would not have a material adverse effect on the Company's business as currently conducted. While CEBA has imposed regulatory burdens on the Company, it has had no material effect on the Company's ability to execute its business plan. If the Company were required to register as a bank holding company and it elected to become a financial holding company under the GLB Act, it would be permitted to engage in a more expansive list of activities than would be permitted under the BHCA.

Investment in the Company and its Subsidiary Banks

     Each of PNB and PB is an "insured depository institution" within the meaning of the Change in Bank Control Act of 1978 (the CIBC Act). Consequently, written approval of the applicable primary federal regulator is required before an individual or entity may acquire "control," as such term is defined in the CIBC Act, of the Company. A change in control of PB would also require approval from the Utah Commissioner of Financial Institutions under the Utah Financial Institutions Act.

     For purposes of the BHCA, an individual or entity may not acquire "control" of the Company, and a bank holding company may not directly or indirectly acquire ownership or control of more than 5% of the voting shares of the Company, without the prior written approval of the Federal Reserve Board.

Because the Company's CEBA grandfather rights are nontransferable, if an individual or entity acquired "control" of the Company or if a bank holding company acquired ownership or control of more than 5% of the voting shares of the Company, the Company would be required to limit its activities and its non-banking subsidiaries' activities to those deemed by the Federal Reserve Board to be closely related to banking and a proper incident thereto. As noted above, however, if the Company elected to become a financial holding company under the GLB Act, it would be permitted to engage in a more expansive list of activities. See "--Legislative Developments" below.

Dividends and Transfers of Funds

     The primary source of funds for the Company to pay dividends on stock, make payments on debt securities (including the senior notes) and meet other obligations is dividends from its banking subsidiaries. Federal law limits the extent to which PNB or PB can supply funds to the Company and its affiliates through dividends, loans or otherwise. These limitations include minimum regulatory capital requirements, restrictions concerning the payment of dividends, and Sections 23A and 23B of the Federal Reserve Act of 1913 governing transactions between a financial institution and its affiliates. In addition, PNB and PB are subject to federal regulatory oversight to assure safety and soundness. In general, federal banking laws prohibit an insured depository institution from making dividend distributions if those distributions are not paid out of available earnings or would cause the institution to fail to meet applicable capital adequacy standards. See "--Capital Requirements" below. PB is subject to similar Utah laws governing industrial loan corporations and the general supervision of the Utah Department of Financial Institutions.

Capital Requirements

     PNB is subject to risk-based capital guidelines adopted by the Comptroller, and PB is subject to risk-based capital guidelines adopted by the FDIC. Risk-based capital ratios are determined by allocating assets and specified off-balance sheet commitments to several weighted categories, with higher levels of capital being required for the categories perceived as representing greater risk.

     Under current guidelines, institutions are required to maintain a minimum total risk-based capital ratio (total Tier 1 and Tier 2 capital to risk-weighted assets) of 8%, and a Tier 1 risk-based capital ratio (Tier 1 capital to risk-weighted assets) of 4%. The Comptroller and the FDIC may, however, set higher capital requirements when an institution's particular circumstances warrant. These risk-based capital guidelines are subject to change by the applicable regulators and may be increased from time to time generally or with respect to specific types of assets. The Comptroller and the FDIC have established guidelines prescribing a minimum "leverage ratio" (Tier 1 capital to adjusted total assets as specified in the guidelines) of 3% for institutions that meet certain criteria, including the requirement that they have the highest regulatory rating, and prescribing a minimum leverage ratio of 4% for institutions that do not meet the criteria. Institutions experiencing or anticipating significant growth are expected to maintain capital ratios well above the minimum. As of December 31, 1999, PNB had a total risk-based capital ratio of 11.17%, a Tier 1 risk-based capital ratio of 9.79% and a leverage ratio of 10.88%, and PB had a total risk-based capital ratio of 15.08%, a Tier 1 risk-based capital ratio of 13.78% and a leverage ratio of 10.54%.

     In 1995, the Comptroller and the FDIC amended the risk-based capital standards pertaining to asset transfers in which an institution retains recourse risk but contractually limits its exposure. Under the "low level recourse" regulation that was adopted, the amount of risk-based capital required in connection with those asset transfers will not exceed the institution's maximum contractual liability. In addition, in November 1997 the federal banking regulators proposed for comment regulations establishing new risk-based capital requirements for recourse arrangements and direct credit substitutes. If adopted, these regulations may increase the cost of credit enhancement provided by banks in connection with the securitization of consumer loan receivables while possibly reducing the cost of senior securities issued in those transactions. We are unable at this time to assess the impact this proposal would have on the Company's business.

Federal Deposit Insurance Corporation Improvement Act of 1991

     The Federal Deposit Insurance Corporation Improvement Act of 1991 (FDICIA) expanded the powers of federal bank regulatory authorities to take corrective action with respect to banks that do not meet minimum capital requirements. For these purposes, FDICIA established five capital tiers: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized and critically undercapitalized. Under regulations adopted by the Comptroller and the FDIC, an institution is generally considered to be "well capitalized" if it has a total risk-based capital ratio of 10% or greater, a Tier 1 risk-based capital ratio of 6% or greater, and a leverage ratio of 5% or greater; "adequately capitalized" if it has a total risk-based capital ratio of 8% or greater, a Tier 1 risk-based capital ratio of 4% or greater and, generally, a leverage ratio of 4% or greater; and "undercapitalized" if it does not meet any of the "adequately capitalized" tests. An institution is deemed to be "significantly undercapitalized" if it has a total risk-based capital ratio under 3% and "critically undercapitalized" if it has a ratio of tangible equity (as defined in the regulations) to total assets that is equal to or less than 2%.

     An "adequately capitalized" institution is permitted to accept brokered deposits only if it receives a waiver from the FDIC and pays interest on deposits at a rate that is not more than 75 basis points higher than the prevailing rate in its market. Undercapitalized institutions cannot accept brokered deposits, are subject to growth limitations and must submit a capital restoration plan. "Significantly undercapitalized" institutions may be subject to a number of additional requirements and restrictions. "Critically undercapitalized" institutions are subject to appointment of a receiver or conservator and, beginning 60 days after becoming "critically undercapitalized," may not make any payment of principal or interest on their subordinated debt (subject to certain exceptions).

     As of December 31, 1999, each of PNB and PB met the requirements to be considered a "well capitalized" institution. Under the regulatory definition of brokered deposits, as of December 31, 1999 PNB had brokered deposits of $4.7 billion and PB had brokered deposits of $691 million.

     FDICIA also required federal banking agencies to revise their risk-based capital standards to adequately address concentration of credit risk, interest rate risk and risk arising from non-traditional activities. The Comptroller and the FDIC have identified these risks and an institution's ability to manage them as important factors in assessing overall capital adequacy, but have not quantified them for use in formula-based capital calculations. The Comptroller and the FDIC have further revised their risk-based capital rules to address market risk. Financial institutions with 10% of total assets in trading activity, or $1 billion in trading, are required to use internal risk measurement models to calculate their capital exposure for market risk and to hold capital in support of that exposure. The level of the Company's trading activity is currently below these thresholds.

Deposit Insurance Assessments

     Under the FDIC's risk-based insurance assessment system, each insured institution is placed in one of nine risk categories, based on its level of capital, supervisory evaluations, and other relevant information. The assessment rate applicable to PNB and PB depends in part on the risk assessment classification assigned to them by the FDIC and in part on the BIF assessment schedule adopted by the FDIC. BIF-insured institutions such as PNB and PB are currently assessed premiums at an annual rate between 0% to 0.27% of eligible deposits. PNB and PB are currently assessed at the 0% rate. PNB and

PB are also subject to assessment for payment of Financing Corporation (FICO) bonds issued in the 1980s as part of the resolution of the problems of the savings and loan industry. The FICO assessment rate applicable to BIF-insured deposits is 0.0212% per annum for the first quarter of 2000 and may be adjusted quarterly to reflect a change in assessment base for the BIF.

The Financial Institutions Reform, Recovery and Enforcement Act of 1989 Cross-Guarantee Provisions

     The Financial Institutions Reform, Recovery and Enforcement Act of 1989 imposes various liabilities on our subsidiary banks. Each of PNB and PB is liable to the FDIC for any losses it may incur as a result of the failure or near failure of the other. Claims of depositors of any such non-failing bank and claims of general creditors of any such non-failing bank would be paid prior to any claims of the FDIC.

Consumer Protection Laws

     The relationship of the Company's lending subsidiaries and their customers is extensively regulated by federal and state consumer protection laws. The most significant laws include the Truth-in-Lending Act of 1968, Equal Credit Opportunity Act of 1974, Fair Credit Reporting Act of 1970, Truth-in-Savings Act of 1991, Telemarketing and Consumer Fraud and Abuse Prevention Act of 1994, and Electronic Funds Transfer Act of 1978. These statutes, among other things, impose disclosure requirements when a consumer credit loan is advertised, when the account is opened and when monthly billing statements are sent. In addition, these statutes limit the liability of credit card holders for unauthorized use, prohibit discriminatory practices in extending credit, and impose limitations on the types of charges that may be assessed on consumer credit loans and on the use of consumer credit reports.

     The National Bank Act of 1864 authorizes national banks to charge customers interest at the rates allowed by the laws of the state in which the bank is located, regardless of an inconsistent law of a state in which the bank's customers are located. PNB relies on this ability to "export" rates to facilitate its nationwide credit card and consumer lending business. State institutions such as PB enjoy a similar right under the Depository Institutions Deregulation and Monetary Control Act of 1980. In 1996, the United States Supreme Court held that late payment fees are "interest" and therefore can be "exported" under the National Bank Act, deferring to the Comptroller's interpretation that interest includes late payment fees, insufficient funds fees, overlimit fees and certain other fees and charges associated with consumer credit loans. This decision does not directly apply to state institutions such as PB. Although several courts have upheld the ability of state institutions to export certain types of fees, a number of lawsuits have been filed alleging that the laws of certain states prohibit the imposition of late fees. It is impossible to determine whether courts will follow existing precedents, and if not, what impact it will have on PB's ability to impose certain fees.

Legislative Developments

     Various legislative proposals relevant to the Company and its subsidiaries have been introduced in Congress in recent years. These include proposals imposing a statutory cap on credit card interest rates and fees, substantially revising the laws governing consumer bankruptcy, requiring additional disclosures and prohibiting certain practices with respect to open-end credit plans, protecting consumer privacy by limiting the use of social security numbers and the transfer of personal information, and regulatory restructuring proposals. In recent years state legislatures have entertained similar proposals, as well as proposals to restrict telemarketing activities and to expand consumer protection laws. We cannot predict the outcome of these proposals or their impact on the Company, should they become law.

     On November 12, 1999, the GLB Act became law. The GLB Act repeals the Glass-Steagall Act of 1933, which separated commercial and investment banking, and eliminates the BHCA's prohibition on insurance underwriting by bank holding companies. As a result, the GLB Act permits the affiliation of commercial banks, securities firms and insurance companies. This change may increase the ability of insurance companies and securities firms to acquire, or otherwise affiliate with, commercial banks and may increase the number of competitors in the banking industry and the level of competition for banking products, including credit cards.

     The GLB Act creates a new type of bank holding company, a "financial holding company," that may engage in a range of activities that are financial in nature, including insurance and securities underwriting, insurance sales, merchant banking and additional activities that the Federal Reserve Board, in consultation with the Secretary of the Treasury, determines to be financial in nature, incidental to a financial activity, or complementary to a financial activity. The GLB Act establishes the Federal Reserve Board as the primary regulator of financial holding companies, with state insurance authorities continuing to oversee insurance affiliates and the SEC continuing to regulate broker-dealer affiliates.

     The GLB Act also establishes new privacy requirements applicable to all financial institutions. Financial institutions are required to establish a privacy policy and to disclose the policy at the start of a customer relationship and once a year thereafter. Additionally, financial institutions must give a customer the opportunity to block the sharing of the customer's nonpublic personal information with unaffiliated third parties, except in certain limited circumstances. Further, financial institutions are barred from sharing credit card numbers, account numbers or access numbers of customers with third-party marketers. State laws that provide a greater degree of privacy protection are not preempted by federal law.

     Although the changes resulting from the GLB Act may alter the competitive landscape faced by the Company, we do not anticipate that the applicable provisions of the GLB Act will have a material effect on our business or practices. To the extent that the GLB Act promotes competition or consolidation among financial service providers active in the consumer credit market, the Company could experience increased competition for customers, employees and funding. However, the Company is unable to predict at this time the scope or extent of any such impact.

     Several states have passed legislation to tax the income of out of state lenders derived from loans, including credit card loans, made to residents of those states. This development has not materially affected the Company's business results.

     Members of Congress and government officials have from time to time suggested the full or partial elimination of the mortgage interest deduction for federal income tax purposes. Since the interest paid on the real estate loans made by the Company is generally deductible under current law, the reduction or elimination of this tax benefit could have a material adverse effect on the demand for those products.

Legal Proceedings

     Beginning in May 1999, the Company was the subject of media coverage concerning complaints made by some customers of the Company's banking subsidiaries regarding certain sales and collections practices. Following the initial media coverage, the San Francisco District Attorney's Office began an investigation into the Company's sales and collections practices, including the marketing of certain fee-based products and the posting of customer payments.
In November 1999, the Company received an inquiry from the Connecticut Attorney General's Office seeking information in connection with a civil investigation into the Company's credit card issuance and billing practices. The remedies available to the

San Francisco District Attorney's Office and the Connecticut Attorney General's Office include, but are not limited to, damages, penalties, fines and/or injunctive relief. The Company continues to cooperate and have discussions with the San Francisco District Attorney's Office but there can be no certainty as to the outcome of those discussions. The Company also has met with and intends to cooperate with the Connecticut Attorney General's Office.

     Since May 1999, a number of lawsuits have been filed against the Company and, in some cases, against certain of the Company's subsidiaries by current and former customers of the Company's banking subsidiaries. A consolidated putative class action lawsuit (In re Providian Credit Card Litigation) (the Consolidated Action) was filed in August 1999 in California state court in San Francisco against the Company, Providian National Bank and certain other subsidiaries, and seeks unspecified damages, including actual and punitive damages, attorney's fees and injunctive relief. The complaint alleges unfair and deceptive business practices, including failure to credit payments in a timely fashion that resulted in the imposition of fees, adding products and charging fees without customer authorization, changing rates and terms without proper notice or authorization, and misleading or deceptive sales practices. A few similar actions filed in other California counties have been transferred to San Francisco County and coordinated with the Consolidated Action.

     As of February 1, 2000, six similar putative class actions were pending in state courts and eight were pending in federal courts. Three state cases were recently filed in San Francisco Superior Court, and will likely be coordinated with the Consolidated Action. Another state case was filed in San Mateo County, California; this case was not coordinated with the Consolidated Action, and will proceed separately. In addition, one putative class action was filed in Cook County, Illinois. The Company's motions to dismiss this action have been granted twice, although the plaintiff has been given leave to amend both times. The Company's third motion to dismiss is pending. Another action was filed in Bullock County, Alabama. The remaining putative class actions were filed in various federal courts, and have been transferred by the Federal Judicial Panel on Multidistrict Litigation to the Eastern District of Pennsylvania (the Multidistrict Action). A consolidated complaint in the Multidistrict Action is due to be filed by February 4, 2000.

     These other state and federal actions contain substantially the same allegations as those alleged in the Consolidated Action; certain of the actions also allege one or more of the following: that the account agreement with customers contained unconscionable or improper terms and fees, that statements sent to customers failed to include Credit Protection and other add-on fees in the calculation of the annual percentage rate disclosed in those statements, refusal to honor cancellation requests, improper obtaining of credit reports, breached promises to raise credit limits, breached promises of high credit limits, and unlawful tying of Credit Protection to credit card and other products.

     A putative class action (In re Providian Securities Litigation), which is a consolidation of complaints filed in the United States District Court for the Eastern District of New York in June 1999, alleges, in general, that the Company and certain of its officers made false and misleading statements concerning the Company's future prospects and financial results in violation of the federal securities laws. The putative class, which is alleged to have acquired the Company's stock between January 15, 1999 and May 26, 1999, seeks damages in an unspecified amount, in addition to pre-judgment and post-judgment interest, costs and attorneys fees. As of February 1, 2000, the consolidated complaint had not been filed. A petition has been filed to transfer and consolidate this action with the Multidistrict Action pending in the Eastern District of Pennsylvania. The Federal Judicial Panel on Multidistrict Litigation held a hearing on this petition on January 28, 2000 and has taken the matter under submission.

     The lawsuits described above are at a very early stage. No specific measure of damages has been demanded and, in most cases, a response is not yet due. An informed assessment of the ultimate outcome or potential liability associated with the investigations and actions described above is not feasible at this time. Due to the uncertainties of litigation, there can be no assurance that the Company will prevail on all the claims made against it. However, management believes that the Company has substantive defenses and intends to defend the actions vigorously.

     In addition, the Company is commonly subject to various other pending and threatened legal actions arising from the conduct of its normal business activities. In the opinion of the Company, any liability that is likely to arise with respect to these additional actions will not have a material adverse effect on the consolidated financial condition or results of operations of the Company.

Recent Operating Results

     On January 20, 2000, the Company announced record fourth quarter net income of $159.4 million, or $1.10 per diluted share, an increase in net income of 68% over $94.9 million, or $0.66 per diluted share, for the fourth quarter of 1998. Full year 1999 net income totaled $550.3 million, an 86% increase over net income of $296.4 million in 1998. Full year 1999 earnings per diluted share were $3.78, an 85% increase over $2.04 per diluted share in 1998.

     During the fourth quarter, the Company added 1.1 million net new accounts, bringing total customer accounts at year-end 1999 to 12.4 million. For the full year, the Company added 4.5 million net new accounts, a 57% gain over the 7.9 million total accounts at year-end 1998.

     Total managed loans grew by $2.7 billion in the fourth quarter to $21.0 billion, while for the full year total managed loans grew by $7.8 billion, a 59% increase over year-end 1998. Total managed revenue, comprised of a balanced mix of managed net interest income and non-interest income, increased to $1.2 billion for the fourth quarter of 1999, a 63% increase over the fourth quarter of 1998. For the full year, total managed revenue rose to $4.2 billion from $2.4 billion in 1998, a 77% increase. The managed net interest margin was 12.30% in the fourth quarter of 1999 and 12.33% for the year, compared to 11.80% for the year 1998.

     The managed net credit loss rate increased to 6.78% in the fourth quarter, compared to 6.40% in the third quarter of 1999. For the full year, the managed net credit loss rate was 6.94%, compared to 7.58% for 1998. The 30+ day managed delinquency rate was 5.66% at year-end 1999, compared to 5.20% at the end of the third quarter of 1999 and 5.33% at year-end 1998. Net credit loss rates are expected to increase in fiscal 2000 as the loan portfolio seasons. Loan loss reserves were increased by $195.6 million in the fourth quarter to $1.03 billion, representing 8.86% of reported loans at year-end 1999 versus 8.75% at the end of the third quarter of 1999.

     Managed risk-adjusted margin (net interest income on loans plus non-interest income less net credit losses, expressed as a percentage of average loans) was 18.16% in the fourth quarter of 1999 and 18.05% for the year. Return on average managed assets was 2.95% for the fourth quarter and 3.02% for the year, while return on average equity was 51% for the fourth quarter and 52% for the year. Internal capital generation continued during the year bringing total capital to $1.5 billion at year-end 1999. Capital and reserves totaling $2.5 billion were 17.58% of reported assets and 10.64% of managed assets at year-end.

     Consistent with the Company's investment for long term growth and its growing customer franchise, non-interest expense was $443 million for the fourth quarter of 1999 and $1.6 billion for the full year, compared to $825 million during 1998. The Company continued to benefit from investment in its customer satisfaction infrastructure, implementing new systems and processes to support high levels of service. As a result of these investments, we experienced continuing declines in customer complaints during the fourth quarter while adding 1.1 million net new accounts.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The following table sets forth selected consolidated financial data for the Company as of the dates or for the periods indicated. This information should be read in conjunction with, and is qualified in its entirety by reference to, the detailed information and financial statements included in the documents incorporated by reference in this prospectus supplement and the attached prospectus.

                                                                                 Year Ended December 31,
                                                       --------------------------------------------------------------------------
                                                                 1999                        1998                     1997
                                                              (unaudited)
                                                       ----------------------       --------------------     --------------------
                                                                      (Dollars in millions, except per share data.)
INCOME STATEMENT DATA
Interest income:
  Loans                                                              $1,559.3                   $  807.8                   $556.9
  Federal funds sold and resale agreements                               34.3                       14.1                     13.2
  Other                                                                  30.7                       20.7                     12.4
                                                       ----------------------       --------------------     --------------------
  Total interest income                                               1,624.3                      842.6                    582.5

Interest expense:
  Deposits                                                              356.8                      204.4                    164.2
  Borrowings                                                             92.3                       42.9                     18.9
                                                       ----------------------       --------------------     --------------------
  Total interest expense                                                449.1                      247.3                    183.1

     Net interest income                                              1,175.2                      595.3                    399.4

  Provision for credit losses                                         1,099.1                      545.9                    149.3
                                                       ----------------------       --------------------     --------------------

     Net interest income after provision
     for credit losses                                                   76.1                       49.4                    250.1

  Non-interest income                                                 2,412.5                    1,266.2                    634.6
  Non-interest expenses                                               1,571.2                      825.0                    573.4
                                                       ----------------------       --------------------     --------------------

     Income before income taxes                                         917.4                      490.6                    311.3

  Income tax expense                                                    367.1                      194.2                    119.8
                                                       ----------------------       --------------------     --------------------

     Net Income                                                      $  550.3                   $  296.4                   $191.5
                                                       ======================       ====================     ====================

  Basic earnings per share                                           $   3.89                   $   2.09                      N/A
                                                       ======================       ====================     ====================
  Earnings per share - assuming dilution                             $   3.78                   $   2.04                      N/A
                                                       ======================       ====================     ====================

  Dividends paid per share                                           $   0.20                   $   0.15                   $ 0.07
                                                       ======================       ====================     ====================

                                                                                   Year Ended December 31,
                                                       ---------------------------------------------------------------------------
                                                                1999                        1998                      1997
                                                            (unaudited)
                                                       ----------------------     ----------------------    ----------------------
                                                                     (Dollars in millions, except per share data.)
BALANCE SHEET DATA
Cash and cash equivalents                                           $   182.9                   $  176.3                  $  112.5
Federal funds sold                                                    1,298.0                      297.9                     115.0
Investment securities                                                   581.5                      433.7                     172.8
Loans held for securitization or sale                                      --                         --                     450.2
Loans receivable, less allowance for credit losses                   10,545.2                    5,282.0                   2,815.4
Premises and equipment, net                                             149.2                       82.9                      61.6
Interest receivable                                                     108.1                       51.8                      30.2
Due from securitizations                                                614.2                      454.4                     522.4
Other assets                                                            861.8                      452.2                     169.3
                                                       ----------------------     ----------------------    ----------------------

        Total assets                                                $14,340.9                   $7,231.2                  $4,449.4
                                                       ======================     ======================    ======================


Deposits                                                            $10,538.1                   $4,672.3                  $3,212.8
Short-term borrowings                                                   126.3                      472.5                     232.0
Long-term borrowings                                                    958.1                      399.8                        --
Deferred fees                                                           578.6                      334.6                      64.7
Accrued expenses and other liabilities                                  647.3                      388.8                     184.8
                                                       ----------------------     ----------------------    ----------------------

        Total liabilities                                            12,848.4                    6,268.0                   3,694.3

Capital securities                                                      160.0                      160.0                     160.0
Total shareholders' equity                                            1,332.5                      803.2                     595.1
                                                       ----------------------     ----------------------    ----------------------

        Total liabilities and shareholders' equity                  $14,340.9                   $7,231.2                  $4,449.4
                                                       ======================     ======================    ======================

                                                                                Year ended December 31,
                                                            -----------------------------------------------------------------
                                                                   1999                    1998                   1997
                                                            -----------------       -----------------       -----------------
                                                           (Unaudited; dollars in millions, except per share data and as noted)
FINANCIAL & STATISTICAL SUMMARY DATA
Earnings (Managed Basis):
  Net interest income                                                $2,108.3                $1,361.9                $1,047.5
  Non-interest income                                                 2,086.9                 1,011.1                   459.7
                                                            -----------------       -----------------       -----------------
       Total revenue                                                  4,195.2                 2,373.0                 1,507.2
  Provision for loan losses                                           1,706.7                 1,057.4                   622.4
  Non-interest expense                                                1,571.1                   825.0                   573.5
                                                            -----------------       -----------------       -----------------
       Income before taxes                                              917.4                   490.6                   311.3
  Tax expense                                                           367.1                   194.2                   119.8
                                                            -----------------       -----------------       -----------------
       Net income                                                    $  550.3                $  296.4                $  191.5
                                                            =================       =================       =================


Managed Financial Data:
  Year End:
  Consumer lending:
     Credit cards                                                    $ 19,049                $ 12,138                $  8,839
     Home loans                                                         1,977                   1,107                   1,063
                                                            -----------------       -----------------       -----------------
       Total consumer lending                                        $ 21,026                $ 13,245                $  9,902
  Securitized loans                                                  $  9,416                $  7,504                $  6,491
  Total assets                                                       $ 23,689                $ 14,606                $ 11,241
  Total capital (includes capital securities)                        $  1,492                $    963                $    755
  Total equity                                                       $  1,332                $    803                $    595

Key Statistics:
  Managed:
     Net interest margin (earning assets)                               11.92%                  11.29%                  10.66%
     Net interest margin (loans)                                        12.33%                  11.80%                  11.23%
     Return on assets                                                    3.02%                   2.30%                   1.81%
     Return on equity                                                   52.37%                  42.76%                  36.79%
     Membership services revenue                                     $  674.9                $  238.5                $   83.3
     Net credit losses                                               $1,143.9                $  867.5                $  591.7
     Net credit loss rate                                                6.94%                   7.58%                   6.32%
     Delinquency rate (30+ days)                                         5.66%                   5.33%                   4.22%
     Equity to managed assets                                            5.62%                   5.50%                   5.29%
  On Balance Sheet:
     Reserves as a percent of loans                                      8.86%                   7.86%                   4.91%
     Net credit loss rate                                                6.38%                   7.71%                   3.73%
     Delinquency rate (30+ days)                                         6.82%                   5.69%                   4.17%

Ratio of Earnings to Fixed Charges:
     Excluding interest on deposits                                      9.83                   10.88                   14.20
     Including interest on deposits                                      2.99                    2.93                    2.66

                                USE OF PROCEEDS

     The Company intends to use the net proceeds from the sale of the senior notes for general corporate purposes, which may include possible acquisitions, investments in securities and the reduction of debt of, and investments in, or extensions of credit to, the Company's subsidiaries.

                                 CAPITALIZATION

     The following table sets forth the consolidated capitalization of the Company and its subsidiaries at December 31, 1999 and as adjusted as of such date to give effect to the issuance of the senior notes. This table should be read in conjunction with the Company's consolidated financial statements and the notes thereto incorporated by reference in this prospectus supplement and the attached prospectus.

                                                                               December 31, 1999
                                                          ---------------------------------------------------------
                                                                    Actual                        As Adjusted
                                                          ---------------------------------------------------------
                                                                                   (in millions)
Interest bearing deposits                                                $10,474.2                        $10,474.2
Other borrowings                                                             126.3                            126.3
Long-term borrowings                                                         958.1                            958.1
Notes offered hereby                                                            --                              *
                                                          ------------------------       --------------------------
Total debt                                                                11,558.6                              *

Company obligated mandatorily redeemable capital
securities of subsidiary trust holding solely junior
subordinated deferrable interest debentures of the
Company (Capital Securities)                                                 160.0                            160.0

Common stock                                                                   1.0                              1.0
Retained earnings                                                          1,394.3                          1,394.3
Cumulative other comprehensive income                                         (2.2)                            (2.2)
Treasury stock                                                               (60.6)                           (60.6)
                                                          ------------------------       --------------------------
Total shareholders' equity                                                 1,332.5                          1,332.5
                                                          ------------------------       --------------------------

Total capitalization                                                     $13,051.1                        $     *
                                                          ========================       ==========================

     * Subject to completion upon issuance of senior notes.


                          DESCRIPTION OF SENIOR NOTES

     The following description of the particular terms of the senior notes supplements, and to the extent inconsistent therewith replaces, the description of the general terms and provisions of debt securities described in the attached prospectus, and we refer you to that description. Certain terms used in this prospectus supplement have the meanings given to those terms in the attached prospectus.

General

     The senior notes of the Company offered hereby are "      % Senior Notes
due                  , 20   ".  The senior notes will be issued in an aggregate
principal amount of $           and will mature on

, 20 . The senior notes will be issued in fully registered book-entry form only. The senior notes are senior notes as described below.

     The senior notes will bear interest at the annual rate of             %,
payable semiannually in arrears on                               and
of each year, beginning                           , 2000, to the persons in
whose names the senior notes are registered at the close of business on the
preceding                                or                          .  Interest
on the senior notes will be computed on the basis of a 360-day year or twelve 30-day months.

     If the interest payment date or the maturity for the senior notes falls on a day that is not a business day, the payment may be made on the next succeeding business day, and no interest on such payment shall accrue for the period from and after the scheduled payment date.

     The senior notes we are offering by this prospectus supplement constitute a series of debt securities for purposes of the senior indenture dated as of May 1, 1999 between the Company and Bank One Trust Company, National Association, as successor trustee by merger to The First National Bank of Chicago (the trustee), as supplemented from time to time (the senior indenture). Debt securities issued under the senior indenture, including the senior notes, are collectively referred to in this prospectus supplement as "notes".

     The senior notes do not provide for any sinking fund and may not be redeemed prior to maturity.

     The defeasance provisions of the senior indenture described below under "Defeasance and Discharge" will apply to the senior notes.

     Settlement by purchasers of the senior notes will be made in immediately available funds. All payments by the Company to the depositary of principal and interest will be made in immediately available funds.

Ranking

     The senior notes will be direct, unsecured obligations of the Company and will rank on a parity with all outstanding unsecured senior indebtedness of the Company. The senior notes will rank senior to all of the Company's existing and future subordinated debt (including, without limitation, any securities offered by the Company under the subordinated indenture dated as of May 1, 1999 between the Company and Chase Manhattan Bank and Trust Company, National Association.)

Events of Default, Waivers, Etc.

     An event of default with respect to the notes of any series is defined in the senior indenture as

     . default in the payment of principal of or premium, if any, on any of the notes of that series when due,

     . default in the payment of interest on any of the notes of that series when due and continuance of such default for 30 days,

     . default in the deposit of any sinking fund payment on any of the notes of that series when due,

     . default in the performance, or breach, of certain other covenants or warranties of the Company in the senior indenture with respect to notes of that series and continuance of such default or breach for 60 days after written notice by the trustee or the holders of not less than 25% in aggregate principal amount of the notes of that series;

     . any event of default under any mortgage, indenture or other instrument under which any indebtedness for borrowed money in an aggregate principal amount exceeding $5,000,000 of the Company or PNB shall become due and payable, if such acceleration is not rescinded or annulled within 30 days after written notice as provided in the senior indenture,

     . certain events of bankruptcy, insolvency or reorganization of the Company, or

     . any other event that may be specified with respect to notes of that series.

     If an event of default (other than an event of default arising from the bankruptcy, insolvency or reorganization of the Company) with respect to any series of notes for which there are notes outstanding under the senior indenture occurs and is continuing, either the trustee or the holders of not less than 25% in aggregate principal amount of the notes of such series outstanding may declare the principal amount (or if such notes are original issue discount notes, such portion of the principal amount as may be specified in the terms of that series) of all notes of that series to be immediately due and payable. If an event of default arising from the bankruptcy, insolvency or reorganization of the Company with respect to any series of notes for which there are notes outstanding under the senior indenture occurs, the principal amount (or if such notes are original issue discount notes, such portion of the principal amount as may be specified in the terms of that series) of all notes of that series will automatically, and without any action on the part of the trustee or any holder, become immediately due and payable. The holders of a majority in aggregate principal amount of the notes of any series outstanding under the senior indenture may waive an event of default resulting in acceleration of such notes, but only if all events of default with respect to notes of such series have been remedied and all payments due (other than those due as a result of acceleration) have been made.

     If an event of default occurs and is continuing, the trustee may, in its discretion, and shall, at the written request of holders of not less than a 25% in aggregate principal amount of the notes of any series outstanding under the senior indenture and upon reasonable indemnity against the costs, expenses and liabilities to be incurred in compliance with such request and subject to certain other conditions set forth in the senior indenture, proceed to protect the rights of the holders of all the notes of such series. Prior to acceleration of maturity of the notes of any series outstanding under the senior indenture, the holders of a majority in aggregate principal amount of such notes may waive any past default under the senior indenture except a default in the payment of principal of, premium, if any, or interest on the notes of such series.

     The senior indenture provides that upon the occurrence of an event of default arising from either (i) the default in the payment of principal of or premium, if any, on any of the notes of that series outstanding under the senior indenture when due or (ii) the default in the payment of interest on any of the notes of that series outstanding under the senior indenture when due and continuance of such default for 30 days, the Company will, upon demand of the trustee, pay to it, for the benefit of the holder of any such note, the whole amount then legally due and payable on such notes for principal, premium, if any, and interest. The senior indenture further provides that if the Company fails to pay such amount forthwith upon such demand, the trustee may, among other things, institute a judicial proceeding for the collection thereof.

     The senior indenture also provides that notwithstanding any other provision of the senior indenture, the holder of any note of any series shall have the right to institute suit for the enforcement of any payment of principal of, premium, if any, and interest on such notes on the respective stated maturities as expressed in such note and that such right shall not be impaired without the consent of such holder.

     The Company is required to file annually with the trustee a written statement of officers as to the existence or non-existence of defaults under the senior indenture.

Senior Indenture Covenants

Limitation on Disposition of PNB

     Subject to certain exceptions, so long as any of the notes are outstanding, the Company: (a) will not, nor will it permit PNB to, sell, assign, transfer or otherwise dispose of any shares of, securities convertible into or options, warrants or rights to subscribe for or purchase shares of voting stock of PNB, nor will the Company permit PNB to issue any shares of, or securities convertible into or options, warrants or rights to subscribe for or purchase shares of voting stock of PNB (other than sales of directors' qualifying shares) unless the Company will own, directly or indirectly, at least 80% of the issued and outstanding voting stock of PNB after giving effect to such transaction; or
(b) will not permit PNB to either (i) merge or consolidate with or into any corporation (other than the Company), unless at least 80% of the surviving corporation's issued and outstanding voting stock is, or upon consummation of the merger or consolidation will be, owned, directly or indirectly by the Company, or (ii) lease, sell or transfer all or substantially all of its properties and assets to any corporation or other person (other than the Company), unless 80% of the issued and outstanding voting stock of such corporation or other person is owned, or will be owned, upon such lease, sale or transfer, directly or indirectly, by the Company; provided, however, that nothing in this covenant shall prohibit the Company or PNB from the sale or transfer of assets pursuant to any securitization transaction.

Limitation on Creation of Certain Liens

     So long as any of the notes are outstanding, the Company will not, nor will it permit PNB to, create, assume, incur, or suffer to be created, assumed or incurred or to exist, any pledge, encumbrance or lien, as security for indebtedness for borrowed money, upon any shares of, or securities convertible into or options, warrants or rights to subscribe for or purchase shares of, voting stock of PNB, directly or indirectly, without making effective provision whereby the applicable notes of all series shall be equally and ratably secured with any and all such indebtedness if, treating such pledge, encumbrance or lien as a transfer of the shares of, or securities convertible into or options, warrants or rights to subscribe for or purchase shares of, voting stock of PNB subject thereto to the secured party and after giving effect to the issuance of the maximum number of shares of voting stock of PNB issuable upon the exercise of all such convertible securities, options, warrants or rights, the Company would not continue to own, directly or indirectly, at least 80% of the issued and outstanding voting stock of PNB.

Modifications of the Senior Indenture

     The senior indenture provides that the Company and the trustee may enter into a supplemental indenture to amend the senior indenture without the consent of any holder of the notes

     . to evidence the succession of another person to the Company and the assumption by any such successor of the covenants of the Company therein and in the notes,

     . to add to the covenants of the Company for the benefit of the holders of all or any series of notes (and if such covenants are to be for the benefit of less than all series of notes, stating that such covenants are expressly being included solely for the benefit of such series) or to surrender any right or power herein conferred upon the Company,

     . to add any additional events of default for the benefit of the holders of all or any series of notes (and if such additional events of default are to be for the benefit of less than all series of notes, stating that such additional events of default are expressly being included solely for the benefit of such series),

     . to add to or change any of the provisions of the senior indenture to such extent as shall be necessary to permit or facilitate the issuance of notes in bearer form, registrable or not registrable as to principal, and with or without interest coupons, or to permit or facilitate the issuance of notes in uncertificated form,

     . to add to, change or eliminate any of the provisions of the senior indenture in respect of one or more series of notes, provided that any such addition, change or elimination (i) shall neither (A) apply to any note of any series created prior to the execution of such supplemental indenture and entitled to the benefit of such provision nor (B) modify the rights of the holder of any such note with respect to such provision or (ii) shall become effective only when there are no such notes outstanding,

     .  to secure the notes,

     . to establish the form or terms of notes permitted by the senior indenture,

     . to evidence and provide for the acceptance of appointment by a successor trustee with respect to the notes of one or more series and to add to or change any of the provisions of the senior indenture as shall be necessary to provide for or facilitate the administration of the trusts by more than one trustee in accordance with the senior indenture, or

     . to cure any ambiguity, defect or inconsistency, or to make any other provisions with respect to matters arising under the senior indenture, provided that such action will not adversely affect the interests of the holders of notes of any series in any material respect.

     The senior indenture may be modified or amended at any time with the consent of the holders of not less than 66-2/3% in aggregate principal amount of all series of the notes at the time outstanding under the senior indenture and affected by such modification or amendment; provided, however, that without the consent of the holder of each note affected, no such modification or amendment shall

     . change the stated maturity of the principal of, or any installment of principal of or interest on, any note, or reduce the principal amount thereof or the rate of interest thereon or any premium payable upon the redemption thereof, or reduce the amount of the principal of an original issue discount note or any other note which would be due and payable upon a declaration of acceleration of the maturity thereof, or change any place of payment where, or the coin or currency in which, any note or any premium or interest thereon is payable, or impair the right to institute suit for the enforcement of any such payment on or after the stated maturity thereof (or, in the case of redemption, on or after the redemption date),

     . reduce the percentage in principal amount of the outstanding notes of any series, the consent of whose holders is required for any such supplemental indenture or the consent of whose holders is required for any waiver provided for in the senior indenture, or

     . with the exception of certain provisions relating to the trustee, modify any of the provisions relating to the amendment of the senior indenture with the consent of the holders of the notes or the waiver of past defaults, except to increase any such percentage or to provide that certain other provisions of the senior indenture cannot be modified or waived without the consent of the holder of each outstanding note affected thereby.

Defeasance and Discharge

     The senior indenture provides, if such provision is made applicable to the notes of any series pursuant to the senior indenture, that the Company may elect either (a) to defease and be discharged from any and all obligations with respect to such notes (except with respect to certain ongoing obligations regarding, among other thing, registering and replacing notes and holding moneys for payments in trust) or (b) to be released from its obligations with respect to certain covenants, upon the deposit with the trustee (or other qualifying trustee), in trust for such purpose, of money and/or U.S. government obligations (as defined below) which through the payment of principal and interest in accordance with their terms will, as certified by a nationally recognized firm of independent public accountants, provide money in an amount sufficient to pay the principal of (and premium, if any) and interest on such notes, and any mandatory sinking fund or analogous payments thereon, on the scheduled due dates therefor. Such a trust may only be established if, among other things, the Company has delivered to the trustee an opinion of counsel (as specified in the senior indenture) to the effect that the holders of such notes will not recognize income, gain or loss for federal income tax purposes as a result of such defeasance or covenant defeasance and will be subject to the federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance or covenant defeasance had not occurred. Such opinion, in the case of defeasance under clause (a) above, must refer to and be based upon a ruling of the internal revenue service or a change in applicable federal income tax law occurring after the date of the senior indenture.

     "U.S. government obligation" for purposes of the senior indenture means
(x) any security which is (i) a direct obligation of the United States of America for the payment of which the full faith and credit of the United States of America is pledged or (ii) an obligation of a person or entity controlled or supervised by and acting as an agency or instrumentality of the United States of America the payment of which is unconditionally guaranteed as a full faith and credit obligation by the United States of America, which, in either case (i) or
(ii), is not callable or redeemable at the option of the issuer thereof, and (y) any depositary receipt issued by a bank (as defined in Section 3(a)(2) of the Securities Act of 1933, as amended) as custodian with respect to any such U.S. government obligation which is specified in clause (x) above and held by such bank for the account of the holder of such depositary receipt, or with respect to any specific payment of principal of or interest on any such U.S. government obligation which is so specified and held, provided that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depositary receipt from any amount received by the custodian in respect of the U.S. government obligation or the specific payment of principal or interest evidenced by such depositary receipt.

Corporate Existence, Consolidation, Merger and Sale of Assets

     Except as described in the next paragraph, the Company will do or cause to be done all things necessary to preserve and keep in full force and effect its existence and the existence of PNB and its rights (charter or statutory) and franchises and those of PNB; provided, however, that the Company will not be required to preserve any such right or franchise if the Company determines that the preservation thereof is no longer desirable in the conduct of its business and that the loss thereof is not disadvantageous in any material respect to the holders of the notes.

     The Company may consolidate with or merge into any other entity or entities or convey, transfer or lease its properties and assets substantially as an entirety to any person without the consent of the holders of any of the notes provided that (i) any successor or purchaser is a corporation, partnership or trust organized under the laws of the United State of America, any state thereof or the District of Columbia, and any such successor or purchaser expressly assumes the Company's obligations on the notes under the senior indenture, (ii) immediately after giving effect to the transaction no event of default under the senior indenture, and no event which, after notice or lapse of time or both, would become an event of default under the senior indenture, shall have happened and be continuing, (iii) if as a result of such transaction the Company would become subject to an encumbrance not permitted by the senior indenture, the Company or such successor purchaser takes necessary steps to effectively secure the notes equally and ratably with (or prior to) all indebtedness secured thereby, and (iv) the Company has delivered to the trustee an officers' certificate and an opinion of counsel stating compliance with these provisions.

Concerning the Trustee

     In certain instances, the Company or the holders of a majority of the then outstanding principal amount of the notes issued under the senior indenture may remove the trustee and appoint a successor trustee. Subject to the provisions of applicable law, the trustee may become the owner or pledgee of any of the notes with the same rights it would have if it were not the trustee. The trustee and any successor trustee must be a person or entity eligible to be a trustee under the Trust Indenture Act of 1939 and must have (or, in the case of a trustee or successor trustee included in a bank holding company system, the related bank holding company must have) a combined capital and surplus of at least $100,000,000. From time to time and subject to applicable law relating to conflicts of interest, the trustee may also serve as trustee under other indentures relating to securities issued by the Company and may engage in commercial transactions with the Company.

Legal Ownership

"Street Name" and Other Indirect Holders

     Investors who hold senior notes in accounts at banks or brokers will generally not be recognized by us as legal holders of senior notes. This is called holding in "street name." Instead, we would recognize only the bank or broker, or the financial institution the bank or broker uses to hold its senior notes. These intermediary banks, brokers and other financial institutions pass along principal, interest and other payments on the senior notes, either because they agree to do so in their customer agreements or because they are legally required to. If you hold senior notes in "street name," you should check with your own institution to find out:

     .  How it handles securities payments and notices.

     .  Whether it imposes fees or charges.

     .  How it would handle voting if ever required.

     . Whether and how you can instruct it to send you senior notes registered in your own name so you can be a direct holder as described below.

     . How it would pursue rights under the senior notes if there were a default or other event triggering the need for holders to act to protect their interests.

Direct Holders

     Our obligations, as well as the obligations of the trustee and those of any third parties employed by us or the trustee, run only to those persons who are registered as holders of senior notes. As noted above, we do not have obligations to you if you hold in "street name" or through other indirect means, either because you choose to hold senior notes in that manner or because the senior notes are issued in the form of "global securities" as described below. For example, once we make payment to the registered holder, we have no further responsibility for the payment even if that holder is legally required to pass the payment along to you as a "street name" customer but does not do so.

Global Securities

     What Is a Global Security?

     A "global security" is a special type of indirectly held security, as described above under "`--Street Name' and Other Indirect Holders." The ultimate beneficial owners can only be indirect holders of those senior notes we issue in the form of global securities. We do this by requiring that the global security be registered in the name of a financial institution we select and by requiring that the senior notes included in the global security not be transferred to the name of any other direct holder unless the special circumstances described below occur. The financial institution that acts as the sole direct holder of the global security is called the "depositary." Any person wishing to own a senior note must do so indirectly by virtue of an account with a broker, bank or other financial institution that in turn has an account with the depositary. As described further under "--Book-Entry System" below, the senior notes will be issued only in the form of global securities.

     Special Investor Considerations for Global Securities

     As an indirect holder, an investor's rights relating to a global security will be governed by the account rules of the investor's financial institution and of the depositary, as well as general laws relating to securities transfers. We do not recognize this type of investor as a holder of senior notes and instead deal only with the depositary that holds the global security.

     An investor should be aware that with respect to the senior notes:

     .  The investor cannot get senior notes registered in his or her own name.

     . The investor cannot receive physical certificates for his or her interest in the senior notes.

     . The investor will be a "street name" holder and must look to his or her own bank or broker for payments on the notes and protection of his or her legal rights relating to the senior notes. See "`--Street Name' and Other Indirect Holders" above.

     . The investor may not be able to sell interests in the senior notes to some insurance companies and other institutions that are required by law to own their securities in the form of physical certificates.

     . The depositary's policies will govern payments, transfers, exchanges and other matters relating to the investor's interest in the global security. We and the trustee have no responsibility for any aspect of the depositary's actions or for its records of ownership interests in the global security. We and the trustee also do not supervise the depositary in any way.

     . The depositary will require that interests in a global security be purchased or sold within its system using same-day funds for settlement.

     Special Situations When Global Security will be Terminated

     In a few special situations, the global security will terminate and interests in it will be exchanged for physical certificates representing senior notes (called certificated notes). After that exchange, the choice of whether to hold senior notes directly or in "street name" will be up to the investor. Investors must consult their own banks or brokers to find out how to have their interests in senior notes transferred to their own name, so that they will be direct holders. The rights of "street name" investors and direct holders in the senior notes have been previously described above under "`--Street Name' and Other Indirect Holders" and "--Direct Holders". The special situations for termination of a global security are described under "Book-Entry System" below. When a global security terminates, the depositary (and not us or the trustee) is responsible for deciding the names of the institutions that will be the initial direct holders.

General Features of the Senior Notes

     The senior notes will be unsecured obligations of the Company and will be issued only in the form of one or more global securities registered in the name of a nominee of The Depository Trust Company, as depositary, except as specified in "Book-Entry System" below. As used in this prospectus supplement, the term "holder" means those who own senior notes registered in their own names and not those who own beneficial interests in senior notes registered in "street name" or in senior notes represented by a global note or notes issued in "book-entry" form through the depositary. For more information on certificated and global notes, see "--Legal Ownership" above and "--Book-Entry System" below.

     The senior notes may be registered for transfer or exchanged at the principal office of the Corporate Trust Department of Bank One Trust Company, National Association in Chicago, Illinois. The transfer or exchange of the senior notes will be effected as specified in "--Book-Entry System" below.

     The senior indenture does not contain any provision which will restrict us from incurring, assuming or becoming liable with respect to any indebtedness or other obligations. In addition, the indentures do not contain any provision which would afford holders of the senior notes other protection upon the occurrence of a highly leveraged transaction involving the Company which may adversely affect the creditworthiness of the senior notes.

Book-Entry System

     Upon issuance, all senior notes will be represented by one or more fully registered global notes. Each global note will be deposited with, or on behalf of, the depositary, The Depository Trust Company, New York, New York, and registered in the name of the depositary's nominee. Except as described below, global notes may be transferred, in whole and not in part, only by the depositary to a nominee of the depositary or by a nominee of the depositary to the depositary or another nominee of the depositary.

     The depositary has advised the underwriter and us as follows: the depositary is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934, as amended. The depositary holds securities that its participants deposit with the depositary. The depositary also facilitates the settlement among participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in participants' accounts, eliminating the need for physical movement of securities certificates. "Direct participants" include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. The depositary is owned by a number of its direct participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc. Access to the depositary's system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a direct participant, either directly or indirectly (indirect participants). The Rules applicable to the depositary and its participants are on file with the Securities and Exchange Commission.

     Purchases of interests in the global notes under the depositary's system must be made by or through direct participants, which will receive a credit for such interests on the depositary's records. The ownership interest of each actual purchaser of interests in the global notes, each called a beneficial owner, is in turn to be recorded on the direct and indirect participants' records. Beneficial owners will not receive written confirmation from the depositary of their purchase, but beneficial owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the direct or indirect participant through which the beneficial owner entered into the transaction. Transfers of ownership interests in the global notes are to be accomplished by entries made on the books of participants acting on behalf of beneficial owners. Beneficial owners will not receive certificates representing their ownership interests in the global notes, except as described below.

     To facilitate subsequent transfers, all global notes deposited by participants with the depositary are registered in the name of the depositary's partnership nominee, Cede & Co. The deposit of global notes with the depositary and their registration in the name of Cede & Co. effect no change in beneficial ownership. The depositary has no knowledge of the actual beneficial owners of the interests in the global notes; the depositary's records reflect only the identity of the direct participants to whose accounts interests in the global notes are credited, which may or may not be the beneficial owners. The participants will remain responsible for keeping account of their holdings on behalf of their customers.

     Conveyance of notices and other communications by the depositary to direct participants, by direct participants to indirect participants, and by direct participants and indirect participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

     Neither the depositary nor Cede & Co. will consent or vote with respect to the global notes. Under its usual procedures, the depositary mails an omnibus proxy to the issuer as soon as possible after the record date. The omnibus proxy assigns Cede & Co.'s consenting or voting rights to those direct participants to whose accounts interests in the global notes are credited on the record date (identified in a listing attached to the omnibus proxy).

     Principal and interest payments on the global notes will be made to the depositary. The depositary's practice is to credit direct participants' accounts on the payment date in accordance with their respective holdings shown on the depositary's records unless the depositary has reason to believe that it will not receive payment on the payment date. Payments by participants to beneficial owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of such participant and not of the depositary, the trustee or us, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal and interest to the depositary is the responsibility of us or the trustee, disbursement of such payments to direct participants shall be the responsibility of the depositary, and disbursement of such payments to the beneficial owners shall be the responsibility of direct and indirect participants.

     The depositary may discontinue providing its services as securities depository with respect to the senior notes at any time by giving reasonable notice to the Company or the trustee. Under such circumstances, in the event that a successor securities depository is not obtained, certificated notes are required to be printed and delivered.

     The Company may decide to discontinue use of the system of book-entry transfers through the depositary (or a successor securities depository). In that event certificated notes will be printed and delivered.

     The senior notes represented by one or more global notes are exchangeable for certificated notes of like tenor as such notes if:

     . the depositary for such global notes notifies us that it is unwilling or unable to continue as depositary for such global notes or if at any time such depositary ceases to be a clearing agency registered under the Securities Exchange Act of 1934, as amended,

     . we in our discretion at any time determine not to have all of the senior notes represented by one or more global note or notes and notify the trustee of such determination, or

     . an event of default has occurred and is continuing with respect to the senior notes.

     Any senior note that is exchangeable pursuant to the preceding sentence is exchangeable for certificated notes issuable in authorized denominations and registered in such names as the depositary holding such global notes shall direct. The authorized denominations of the senior notes will be $1,000 or any greater amount that is an integral multiple of $1,000. Subject to the foregoing, a global note is not exchangeable, except for a global note or global notes of the same aggregate denominations to be registered in the name of such depositary or its nominee.

     The information in this section concerning the depositary and the depositary's book-entry system has been obtained from sources that we believe to be reliable, but we take no responsibility for the accuracy of such information.

Repurchase

     We may at any time purchase senior notes at any price in the open market or otherwise. Senior notes we purchase in this manner may, at our discretion, be held, resold or surrendered to the trustee for cancellation.

                                  UNDERWRITING

     The Company and the underwriter have entered into an underwriting agreement and a pricing agreement with respect to the senior notes. Subject to certain conditions, the underwriter has agreed to purchase all of the senior notes:

     Senior notes sold by the underwriter to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus supplement. Any senior notes sold by the underwriter to securities dealers may be sold at a discount from the initial public offering price of up
to     % of the principal amount of the senior notes.  Any such securities dealers may resell any senior notes purchased from the underwriter to certain other brokers or dealers at a discount from the initial public offering price of
up to    % of the principal amount of senior notes.  If all the senior notes are not sold at the initial offering price, the underwriter may change the offering price and the other selling terms.

     The senior notes are a new issue of securities with no established trading market. In addition, the Company does not intend to apply for the senior notes to be listed on any securities exchange or to arrange for the senior notes to be quoted on any quotation system. The Company has been advised by the underwriter that the underwriter intends to make a market in the senior notes but is not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the senior notes.

     In connection with the offering, the underwriter may purchase and sell senior notes in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriter of a greater number of senior notes than they are required to purchase in the offering. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market price of the senior notes while the offering is in process.

     These activities by the underwriter may stabilize, maintain or otherwise affect the market price of the senior notes. As a result, the price of the senior notes may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriter at any time. These transactions may be effected in the over-the-counter market or otherwise.

     The Company estimates that its share of the total expenses of the offer, excluding underwriting discounts and commissions, will be approximately $200,000.

     The Company has agreed to indemnify the underwriter against certain liabilities, including liabilities under the Securities Act of 1933.

     In the ordinary course of its business, the underwriter or its affiliates have engaged and may in the future engage in general financing and banking and investment banking transactions with us and our affiliates.

                            VALIDITY OF SENIOR NOTES

     The validity of the senior notes offered hereby will be passed upon for the Company by Orrick, Herrington & Sutcliffe LLP, San Francisco, California and for the underwriter by Sullivan & Cromwell, New York, New York.

      No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus supplement or the attached prospectus. You must not rely on any unauthorized information or representations. This prospectus supplement and the attached prospectus is an offer to sell only the senior notes offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus supplement and the attached prospectus is current only as of their respective dates.

                                ---------------

                               TABLE OF CONTENTS
                             Prospectus Supplement

                                            Page
                                            ----
About this Prospectus Supplement..........   S-3
Providian Financial Corporation...........   S-3
Selected Consolidated Financial Data......  S-12
Use of Proceeds...........................  S-15
Capitalization............................  S-15
Description of Senior Notes...............  S-15
Underwriting..............................  S-26
Validity of Senior Notes..................  S-27


                                  Prospectus

Index of Terms............................     6
Available Information.....................     7
Incorporation of Certain Documents by
 Reference................................     7
Providian Financial Corporation...........     8
The Financing Trusts......................     8
Use of Proceeds...........................     9
Ratio of Earnings to Fixed Charges and
 Ratio of Earnings to Combined Fixed
 Charges and Preferred Stock Dividend
 Requirements.............................     9
General Description of Securities and Risk
 Factors..................................    10
Description of the Common Stock...........    10
Description of the Preferred Stock........    11
Description of the Depositary Shares......    12
Description of the Debt Securities........    15
Description of the Warrants to Purchase
 Common Stock or Preferred Stock..........    17
Description of the Third Party Warrants...    18
Description of the Warrants to Purchase
 Debt Securities..........................    19
Description of the Stock Purchase
 Contracts and Stock Purchase Units.......    20
Description of the Preferred Securities...    21
Description of the Guarantees.............    21
Description of the Other Units............    24
Plan of Distribution......................    24
ERISA and Tax Considerations..............    26
Legal Matters.............................    26
Experts...................................    26

                                     $

                              Providian Financial
                                  Corporation

                                 % Senior Notes
                                 due    , 20

                                ---------------

                        [Providian Financial Corp Logo]

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                             Goldman, Sachs & Co.